
November 6, 2023

Lester R. Brafman
Chief Executive Officer
Cohen & Company Inc.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re: Cohen & Company Inc.**
> **Registration Statement on Form S-3**
> **Filed October 26, 2023**
> **File No. 333-275186**

Dear Lester R. Brafman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Darrick M. Mix, Esq.